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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

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The following letter was distributed to CBOT members entitled to vote after business hours on October 6, 2000.

October 6, 2000

                              REMINDER NOTICE

TO:     FULL & ASSOCIATE MEMBERS

RE:     OCTOBER 12 MEMBERSHIP VOTE

A membership vote will be held THURSDAY, OCTOBER 12, 2000 on a proposition to reduce the size of the CBOT Board of Directors and Nominating Committee.
Holders of record of Full and Associate Memberships as of September 27, 2000 may vote on this proposition using any of the alternatives outlined below.

1) Deliver or mail a completed Proxy Ballot to the Secretary's Office. (A Proxy Ballot was included in the ballot materials sent previously to all eligible voting members.) Proxy Ballots submitted in this way must be received at the Secretary's Office before 2:30 p.m. on October 12.

2) Deposit a completed Proxy Ballot in the Ballot Box which will be located in the CBOT 4th Floor Lobby between 8:00 a.m. and 2:15 p.m. on October 12, 2000. (Proxy Ballot forms will be available for this purpose in the 4th Floor Lobby on October 12).

2) Vote in person at the Special Meeting of the Membership which will be held for this purpose on October 12, 2000 at 2:30 p.m. Central Time in the Fifth Floor Visitor Center Theater.

Returning your completed Proxy Ballot will not prevent you from voting in person at the Special Meeting of the Membership if you are present and wish to vote. Please note, however, that if you vote by Proxy Ballot, you will not need to attend the Special Meeting of the Membership, or take any further action in connection with the proxy voting at the Special Meeting, because you already will have directed the Proxy how you wish to vote with respect to the proposition. You may revoke your Proxy Ballot at any time before the Special Meeting of the Membership by providing written notice to the Secretary or by submission of a later-dated Proxy Ballot.

If you have any questions concerning this letter or the voting process on this proposition, please do not hesitate to contact the Secretary's Office at (312) 435-3605.


                                                   Sincerely,

                                                   /s/Paul J. Draths

                                                   Paul J. Draths
                                                   Vice President and Secretary

The CBOT urges you to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring, when it becomes available, as well as the other documents that the CBOT has filed or will file with the SEC, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's website at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604, Attention: Office of the Secretary, Telephone:
(312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there by any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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The following letter was distributed to CBOT members and membership interest holders through the CBOT's intranet site, Membernet, on October 6, 2000.

FROM:    CBOT Lessor Committee

         Veda Kaufman Levin - Chairman
         C.C. Odom II - Vice Chairman
         Charles Bloomfield
         Norman Friedman
         William Fritz
         Sidney Hamper
         Lawrence Israel
         William Power
         Louis Skydell

DATE:    October 5, 2000

RE: Proposal to reduce the size of the CBOT Board of Directors and the Nominating Committee

         Vote by Thursday, October 12, 2000

The Lessor's Committee unanimously supports the initiative to reduce the size of the Board of Directors and the Nominating Committee.

We urge CBOT(R) members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT(R) restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT(R) has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT(R) members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT(R) at the Commission's web site at www.sec.gov, or from the CBOT(R) by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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